Exhibit 21

SUBSIDIARIES OF FIRST INDIANA CORPORATION

First Indiana Corporation has the following wholly owned subsidiaries, which are organized under the laws of the United States:

Name	Jurisdiction of Incorporation or Formation
First Indiana Bank, National Association First Indiana Financial Services, L.L.C. First Indiana Capital Trust I First Indiana Capital Statutory Trust II	United States of America Indiana Delaware Connecticut

First Indiana Bank has the following direct and indirect subsidiaries:

Name	Jurisdiction of Incorporation or Formation

First Indiana Investor Services, Inc. One Mortgage Corporation One Investment Company, L.L.C. One Investment Partners, L.L.C. Pioneer Service Corporation MB Realty Company	Indiana Indiana Delaware Delaware Indiana Indiana